SCHEDULE 13D

Amendment No. 0
Fidelity Private Credit Fund
Class I Common Shares
Cusip # 31634E306

Date of Event Which Requires Filing of This Statement;
March 13, 2023

Cusip # 31634E306
Item 1:	Reporting Person - FMR LLC
Item 2: (a)  [ ]
        (b)  [ ]
Item 4:	WC
Item 6:	Delaware
Item 7:	1,280,081.754
Item 8:	None
Item 9:	1,280,081.754
Item 10: None
Item 11: 1,280,081.754
Item 13: 31.340%
Item 14: HC


Cusip # 31634E306
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	1,280,081.754
Item 10: None
Item 11: 1,280,081.754
Item 13: 31.340%
Item 14: IN



Item 1.	Security and Issuer.

This Statement on Schedule 13D (this "Schedule 13D") relates
 To Class I Common Shares of Beneficial Interest (the "Class I Shares") of Fidelity Private Credit Fund, a Delaware statutory trust (the "Issuer").
The Issuer's principal executive offices are located at 245 Summer Street, Boston, MA, 02210 (the "Company").


Item 2.	Identity and Background.

	This statement is being filed by (i) FMR LLC, a Delaware corporation ("FMR") and (ii) Abigail P. Johnson, individual
 (collectively, the "Reporting Persons").

The business address and principal place of business of the Reporting Persons is 245 Summer Street, Boston, Massachusetts 02210.

FMR makes this filing to reflect the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange
Commission Release No. 34-39538 (January 12, 1998).

FMR is a diversified financial services company which provides investment advisory and management services to the Fidelity Investments mutual funds, closed end funds, and to collective investment trusts, private funds and other client accounts.

The name and present principal occupation or employment and citizenship of each of the directors and executive officers of FMR are set forth on Schedule A, attached hereto and incorporated herein by reference.

With the exception of Abigail P. Johnson, each of the executive officers and directors named on Schedule A disclaims beneficial ownership of any of the Class I Shares that are the subject of this Schedule 13D.

Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The
Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR.


Within the past five years, none of the persons named in this
Item 2 or listed on Schedule A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3.	Source and Amount of Funds or Other Consideration.

	FMR Reporters purchased 80 Class I Shares directly from the issuer on September 16, 2022, at a purchase price of $25 per share, and purchased 1,280,001.754 Class I Shares directly from the issuer on March 13, 2023, at a purchase price of $25 per share. The acquisitions of such Class I Shares were funded by operating capital.

Item 4.	Purpose of Transaction.

	The acquired securities reported herein are for investment purposes and as seed capital in connection with the launch of the Issuer by Fidelity Diversifying Solutions LLC (the "Adviser").

The Adviser is the Issuer's external manager and is responsible for, among other things, identifying investment opportunities, monitoring the Issuer's investments and determining the composition of the Issuer's portfolio, subject to oversight by the Issuer's Board. The Adviser is an affiliate of FMR. All of the Issuer's officers and trustees, other than the Issuer's independent trustees, are employees of Fidelity Management & Research Company LLC or one of its affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although,subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.


Item 5.	Interest in Securities of Issuer.

(a) and (b) The information contained on the cover page of this Schedule 13D is incorporated herein by reference. As of the date hereof, FMR Reporters directly own 1,280,081.754 issued and outstanding Class I common Shares representing 31.340% of the total amount of Class I Common Shares and have the sole power to vote and dispose of such shares.
(c)Schedule C is hereby incorporated by reference.
(d)To the best knowledge of the FMR Reporters, no person other than the FMR Reporters have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the FMR Reporters identified in this Item 5.
(e) Not applicable.



Item 6.	Contract, Arrangements, Understandings or Relationships With Respect
        to Securities of the Issuer.

Not applicable.


Item 7.	Material to be Filed as Exhibits.

Not applicable.



SCHEDULE A

The name and present principal occupation or employment of each executive officer and director of FMR LLC are set forth below. The business address of each person is 245 Summer Street, Boston, Massachusetts 02210, and the address of the corporation or organization in which such employment is conducted is the same as this business address. All of the persons listed below are U.S. citizens.

NAME				POSITION WITH			PRINCIPAL
				FMR LLC				OCCUPATION

Abigail P. Johnson 		CEO, Director, 			CEO, Director, & Chairman
				& Chairman of the 		of the Board, FMR LLC
				Board

Edward C. Johnson, IV		Director			Director, FMR LLC &
								President of Pembroke
								Real Estate

Gerard McGraw			Director			Director, FMR LLC &
								Executive Vice President

John J. Remondi			Director & Executive		Director, FMR LLC &
				Vice President			Executive Vice President

Michael E. Wilens		Director			Director, FMR LLC &
								President

Jonathan Chiel			Executive Vice President	Executive Vice President
				& General Counsel		& General Counsel

Margaret Serravalli		Chief Financial Officer		Chief Financial Officer

Roger Stiles 			Executive Officer 		Executive Officer,
								FMR LLC, Head of Technology
								& Global Services

Joanna Rotenberg 		Executive Officer		Executive Officer,
								FMR LLC & Head of
								Personal Invseting

Ronald DePoalo			Executive Officer		Executive Officer,
								FMR LLC & Head of Fund
								& Brokerage Operations

Kevin Barry			Executive Officer		Executive Officer,
								FMR LLC & President

Bart Grenier			Executive Officer		Executive Officer,
								FMR LLC & Head of
								Asset Management

Vadim Zlotnikov			Executive Officer 		Executive Officer,
								FMR LLC & Head of
								Fidelity Institutional


SCHEDULE C

During the past 60 days, the following transactions occurred in the Class I Common Shares for cash as set forth below.

			Number of Shares	Price Per
Date			Purchased/(Sold)	Share

			FMR
3/13/2023		1,280,001.754		$25.00

			Michael E. Wilens
3/13/2023		80,000.462		$25.00

			Bart Grenier
3/13/2023		40,000.562		$25.00


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on March 23, 2023, agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of the Class I Common Shares of Fidelity Private Credit Fund at March 13, 2023.

FMR LLC

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of January 3, 2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

Abigail P. Johnson

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of January 26, 2023, by and on behalf of Abigail P. Johnson**

* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 10, 2023, accession number:
0000315066-23-000003.

** This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number:
0000315066-23-000038.